SPEARHEAD CAPITAL, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2017

****

SPEARHEAD CAPITAL, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67736

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/16 and ending 09/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Spearhead Capital, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
12012 South Shore Blvd, Suite 112
(No. and Street)

Wellington   FL   33414
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Todd Walters   (561) 801-7302
                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 Lincoln Way Lane, Suite 214A
(No. and Street)

Frankfort   Illinois   60423
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Todd Walters**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spearhead Capital, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



TANYA SHAPIRO-POLZER
MY COMMISSION # FF194303
EXPIRES January 29, 2019
(407) 398-0153   FloridaNotaryService.com

_____
Signature

Managing Member
Title



_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Spearhead Capital, LLC

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 20, 2017

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

SPEARHEAD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

Cash	$	87,393
Accounts receivable		199,017
Goodwill		30,000
Due from related party		621
Other assets		3,103
Total Assets	$	320,134

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and other liabilities	$	174,008
Members' equity		146,126
Total Liabilities and Members' Equity	$	320,134

The accompanying footnotes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

Spearhead Capital, LLC (The "Company"), a limited liability company, was organized in the state of Delaware on December 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of private placements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment Sales and Marketing:
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition:
The Company records fees as they are earned based on services provided.

Cash:
The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business the Company may, at times, maintain deposits in excess of this insured amount. The Company has not experienced any losses on such amounts.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. All are deemed collectible at September 30, 2017.

Promotion Costs:
The Company expenses promotion costs as incurred.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $73,621 at September 30, 2017, which exceeds required net capital of $11,601 by $62,020. The ratio of aggregated indebtedness to net capital at September 30, 2017 was 2.36 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company is related by common ownership to Spearhead Strategic Partners, LLC and Spearhead Innovative Solutions, LLC. Spearhead Strategic Partners, LLC owns Spearhead Capital Advisors, LLC, a registered investment advisor.

The Company has an employment agreement with an owner of one of its members.

The Company rents space from a related entity, Spearhead Innovative Solutions, LLC. The rent charged was $24,411 for the fiscal year ending September 30, 2017. At September 30, 2017 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous. See note 8 for additional information.

The Company has a consulting agreement with an owner of one of its members. During the fiscal year ending September 30, 2017, the Company did not make any payments as part of this agreement.

The Company is the placement agent for Spearhead Insurance Solutions IDF, LLC, a related fund through common ownership. There were no revenues from this arrangement for the fiscal year ending September 30, 2017, and Accounts Receivable from this related party was $621 at September 30, 2017.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

NOTE 6 – GOODWILL:

As of September 30, 2017, the Company has recorded goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2017.

NOTE 7 – MEMBERS' EQUITY:

As of September 30, 2017, the following balances existed for each class of equity in the members' equity account.

Common Units: Common Units shall have one vote per unit issued and a liquidation preference and registration rights that are pari passu only with other Common Units holders. There are currently 60,000 units outstanding with an agreed upon value of $ 49,848.

Preferred Units: Series A Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series A Preferred Units or may otherwise be required pursuant to Delaware Law. Series A Preferred Units shall pay an 8% dividend per annum, based on the Liquidation Amount. The 8% per annum dividend shall accrue and compound each year. As of September 30, 2017 there are 489,278 units outstanding with an agreed upon value of $1,128,978.

Series B Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series B Preferred Units or may otherwise be required pursuant to Delaware Law. Series B Preferred Units shall pay a 7.5% dividend per annum, based on the Liquidation Amount. The 7.5% per annum dividend shall accrue and compound each year. As of September 30, 2017 there are 35,259 units outstanding with an agreed upon value of $88,380.

On April 30, 2016, the payment of dividends was suspended. As of September 30, 2017 there are no accrued dividends

NOTE 8 – OPERATING LEASES:

On June 1, 2013, the Company entered into a month-to-month operating lease for office space with Spearhead Innovative Solutions, LLC. During the fiscal year ended September 30, 2017, the monthly subleasing expense was approximately $2,034 per month. Subleasing expense for the fiscal year ended September 30, 2017 was $24,411.

NOTE 9 – CONCENTRATION:

During the year ended September 30, 2017, there were four customers that represented 24.9%, 19.8%, 18.9% and 9.1% of total fees.